

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Trevor Bezkdek
Co-Chief Executive Officer
GoodRx Holdings, Inc.
2701 Olympic Boulevard
Santa Monica, CA 90404

> **Re: GoodRx Holdings, Inc.**
>   **Form 10-K For the Fiscal Year Ended December 31, 2021**
>   **Response dated May 18, 2022**
>   **File No. 001-39549**

Dear Mr. Bezkdek:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology